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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934



                         For the month of December 2005


                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)



                              Else-Kroner Strasse 1

                                61346 Bad Homburg

                                     Germany

                    (Address of principal executive offices)



       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F  [X]             Form 40-F  [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes  [ ]  No  [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82


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      Fresenius Medical Care AG (the "Company") issued a press release on
November 30, 2005 announcing that, in connection with its acquisition of Renal Care Group, Inc. ("RCG") and its subsidiaries pursuant to an Agreement dated as of May 3, 2005, Florence Acquisition, Inc. ("Florence"), an indirect subsidiary of the Company, is offering to purchase for cash any and all of the $159,685,000 outstanding principal amount of 9% Senior Subordinated Notes due 2011 (the "Notes") of RCG, on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated November 30, 2005 and the accompanying Consent and Letter of Transmittal. Florence is also soliciting consents from holders of the Notes for certain amendments that would, among other things, eliminate substantially all of the restrictive covenants and certain of the events of default contained in the indenture under which the Notes were issued.

      The consummation of the tender offer and consent solicitation is subject to a number of conditions, as further described in the subject press release. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

      This Report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333-128899) filed October 7, 2005, by the Company and shall be part thereof and the prospectus included therein from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission.

                                    EXHIBITS


Exhibit 99.1 Investor news release dated November 30, 2005



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



DATE: December 1, 2005





                                       FRESENIUS MEDICAL CARE
                                       AKTIENGESELLSCHAFT

                                       By: /s/ BEN LIPPS
                                           -------------------------------------
                                           Name:  Dr. Ben Lipps
                                           Title: Chief Executive Officer and
                                           Chairman of the Management Board



                                       By: /s/ LAWRENCE A. ROSEN
                                           -------------------------------------
                                           Name:  Lawrence A. Rosen
                                           Title: Chief Financial Officer